UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019.

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 6, 2019, Summit Therapeutics plc, a public limited company incorporated in England and Wales with the Registrar of Companies of England and Wales (the “Company”) announced that it is convening a general meeting of shareholders (the “General Meeting”) to be held at 10:30 a.m. GMT on December 23, 2019 at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London, EC4N 6AF in connection with (i) a proposed fundraising consisting of (a) the subscription (the “Subscription”) by Mr. Robert W. Duggan (the “Subscriber”) of an aggregate of 166,157,050 ordinary shares (the “Subscription Shares”) of the Company, par value £0.01 per share (the “Ordinary Shares”), and warrants to purchase an aggregate of 24,923,555 Ordinary Shares (the “Subscription Warrants” and, together with the Subscription Shares, the “Subscription Securities”) and (b) a separate placing (the “Placing” and, together with the Subscription, the “Fundraising”) of 9,221,400 Ordinary Shares (the “Placing Shares”) and warrants to purchase an aggregate of 1,383,210 Ordinary Shares (the “Placing Warrants” and, together with the Placing Shares, the “Placing Securities”) in aggregate to two investors in Europe (the “Placees” and, together with the Subscriber, the “Investors”), including the Company’s chief executive officer, Glyn Edwards and (ii) the proposed cancellation of the admission of the Ordinary Shares on AIM (the “AIM Delisting”), and to consider and, if thought fit, pass resolutions (the “Resolutions”) to, inter alia, approve the allotment and issue of the Offered Securities pursuant to the Fundraising and the AIM Delisting. The Subscription Warrants and the Placing Warrants are referred to together herein as the “Warrants.” The Subscription Securities and the Placing Securities are referred to together herein as the “Offered Securities.”

In addition, as described further below, subject to Admission (as defined below), three members of the board of directors of the Company (the “Board”), Frank Armstrong, Leopoldo Zambeletti and David Wurzer (the “Resigning Directors”), are resigning from the Board, and the Subscriber and three additional proposed directors, Dr. Elaine Stracker, Dr. Ventzislav Stefanov and Manmeet Soni (the “Proposed Directors”), are being appointed to the Board.

The full text of the press release issued in the United Kingdom in connection with this announcement is attached as Exhibit 99.1 to this Report on Form 6-K (the “Form 6-K”) and is incorporated herein by reference. The full text of the press release issued in the United States in connection with this announcement is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference. The circular, including a notice convening the General Meeting, that will be sent to the Company’s shareholders will be filed in an amendment to this Form 6-K.

Securities Purchase Agreement

On December 6, 2019, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Subscriber, pursuant to which the Subscriber agreed to subscribe for an aggregate of 166,157,050 Subscription Shares and 24,923,555 Subscription Warrants in a private placement in the United States at a subscription price of £0.221 for a Subscription Share plus a Subscription Warrant for an aggregate purchase price of $47.4 million.

The Subscription is expected to close on or about December 30, 2019, subject to the satisfaction of certain customary closing conditions and the following additional conditions: (i) the Company’s shareholders shall have passed the Resolutions; (ii) the Subscription Shares shall have been admitted to trading on AIM pursuant to Rule 6 of the AIM Rules for Companies (the “AIM Rules”) as published from time to time by London Stock Exchange plc (such event, the “Admission”); (iii) the Resigning Directors shall have delivered to the Company executed resignation letters effective upon Admission; and (iv) the Company shall have delivered to the Proposed Directors executed appointment letters effective upon Admission. Upon the closing of the Fundraising, the Subscriber is expected to beneficially own 15,657,641 American Depositary Shares (“ADSs”), representing 78,288,205 of the Ordinary Shares, and 166,157,050 Ordinary Shares, or an aggregate of approximately 72.78% of the outstanding Ordinary Shares, excluding Ordinary Shares issuable upon exercise of the Warrants.

Based in part upon the representations of the Subscriber in the Securities Purchase Agreement, the Subscription will be exempt from registration under Regulation D, as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The Subscription Securities will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. The sale of the Subscription Securities will not involve a public offering and will be made without general solicitation or general advertising. The Subscriber represented that he is an accredited investor, as such term is defined in Rule 501(a) of Regulation D, and that he is acquiring the Subscription Securities for investment purposes only and not with a view to any resale or distribution of the Subscription Securities in violation of the United States federal securities laws.

Placing Agreement

On December 6, 2019, the Company entered into a placing agreement (the “Placing Agreement”) with Nplus1 Singer Advisory LLP (the “Broker”), whereby the Broker was appointed agent of the Company for the purpose of managing the Placing. Under the Placing Agreement, the Company agreed to pay the Broker a fixed corporate finance fee and a commission, based on the aggregate proceeds raised from the placing of the Placing Securities with the Placees procured by the Broker. Notwithstanding the foregoing, no commissions are being paid on the issuance of the Subscription Securities to the Subscriber or the Placing Securities to Mr. Edwards.

The Placing is expected to close on or about December 30, 2019, subject to the satisfaction of certain customary closing conditions and the following additional conditions: (i) the Company’s shareholders shall have passed the Resolutions; (ii) the Securities Purchase Agreement shall not have lapsed or been terminated and shall have been completed in accordance with its terms, subject only to Admission; and (iii) Admission shall have occurred.

The Placing Securities are being offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation S under the Securities Act. The Placing Securities have not been and will not be registered under the Securities Act or any applicable securities laws of any state of the United States and may not be offered or sold, directly or indirectly, in or into the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) or persons in the United States, except pursuant to an applicable exemption from or in a transaction not subject to, the registration requirements of the Securities Act.

Warrant Instrument

Pursuant to the Securities Purchase Agreement and the Placing Agreement, the Company agreed to execute and deliver to each of the Investors a warrant instrument (the “Warrant Instrument”) pursuant to which the Company will grant each Investor Warrants to subscribe for Ordinary Shares representing approximately 15% of the Ordinary Shares such Investor purchased in the Subscription or the Placing, as the case may be, at an exercise price of £0.243 per Ordinary Share (the “Exercise Price”). The Warrants are exercisable any time in the period commencing on the date falling six months following Admission and ending on the tenth anniversary of Admission. The Warrants are not exercisable prior to the date falling six months following Admission, except for certain limited circumstances relating to a winding up, takeover or scheme of arrangement of the Company. The Company may by written notice require each holder of the Warrants to exercise some or all of the Warrants, provided that: (i) the Company may not give such notice prior to the third anniversary of Admission; (ii) as of the date of such notice, either the Ordinary Shares are admitted to trading on AIM or another specified exchange or the ADSs are listed on the Nasdaq Stock Market (“Nasdaq”); and (iii) as of the date of such notice, the reported ten-day volume weighted average price of the Ordinary Shares as reported on AIM or such other specified exchange (or if the Ordinary Shares are not admitted to trading on such an exchange, the ADSs as reported on Nasdaq) represents a premium equivalent to at least 50% over the Exercise Price. The Warrant Instrument will become effective upon Admission.

Deed of Termination

Pursuant to the Securities Purchase Agreement, the Company also agreed to enter into a deed of termination (the “Deed of Termination”) of the relationship agreement, dated December 14, 2018 (the “Relationship Agreement”), by and among the Company, the Subscriber and Cairn Financial Advisers LLP, a limited liability partnership incorporated in England and Wales with the Registrar of Companies of England and Wales, as the Company’s nominated adviser. The Relationship Agreement regulates the Company’s relationship with the Subscriber and limits the Subscriber’s influence over the Company’s corporate actions and activities and the outcome of general matters pertaining to the Company. Pursuant to the Deed of Termination, the termination of the Relationship Agreement shall take effect upon the AIM Delisting becoming effective by way of the issue by the London Stock Exchange plc of a dealing notice.

Resignation and Appointment of Certain Directors

Subject to Admission, the Resigning Directors have agreed to resign from the Board, the Proposed Directors have been appointed to the Board, and Glyn Edwards, the Company’s chief executive officer and member of the Board, has been appointed Chairman of the Board. The resignations of Resigning Directors are not related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company believes the Proposed Directors have the necessary skill set and qualifications to facilitate the Company’s success. Information regarding the professional experience, qualifications and dealings with the Company for each Proposed Director are described in the shareholder circular.

The Company is evaluating the composition of the committees of the Board and its compliance with Nasdaq listing standards in the event that the Proposed Directors are appointed to the Board. The Company currently relies on a provision in Nasdaq’s listing standards that permits it to follow home country practice in lieu of certain corporate governance requirements, including requirements pertaining to committee composition. Furthermore, following the Fundraising, the Company would qualify as a “controlled company” as that term is set forth in the Nasdaq listing standards, which would provide another basis for exemption from certain corporate governance requirements. Notwithstanding these exemptions, the Company will continue to be subject to the rules applicable to audit committees set forth in the Nasdaq listing standards, including a determination by the Board that all members of the Audit Committee meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

AIM Delisting

In connection with the Fundraising and subject to approval by Company’s shareholders of the Resolutions, it is proposed that the admission of the Ordinary Shares to trading on AIM be cancelled. If such AIM Delisting is approved, the ADSs would remain listed on Nasdaq and, accordingly, all public trading of securities in the Company would take place on Nasdaq following the AIM Delisting.

Consulting Agreement and Warrant Agreement

Also on December 6, 2019, in connection with the Subscription, the Company entered into a consulting agreement (the “Consulting Agreement”) with Maky Zanganeh & Associates, Inc. (“MZA”), an executive management and consulting firm that specializes in the life sciences industry. Pursuant to the Consulting Agreement, MZA is expected to provide support for clinical operation activities related to the Company’s ongoing global Phase 3 clinical trials of ridinilazole for the treatment of Clostridium difficile infection, regulatory activities pertaining to a potential new drug application should the Phase 3 clinical trials be successful and strategic planning support more generally for the ridinilazole program. Under the terms of the Consulting Agreement, a monthly consultancy fee of $75,000 will be payable by the Company to MZA, and the Company agreed to enter into a warrant agreement with MZA (the “MZA Warrant Agreement”), pursuant to which, upon Admission, the Company will grant MZA a warrant to acquire up to 16,793,660 Ordinary Shares of the Company (the “Consultant Warrant”). The exercise price of the Consultant Warrant will be £0.221 per Ordinary Share. The Consultant Warrant will vest on a quarterly basis over three years from Admission and have a term of ten years. In the event of an early termination of the Consulting Agreement by MZA, any portion of the Consultant Warrant that is unvested as of the time of such termination shall be forfeited immediately and automatically to the Company, without the payment of any consideration to MZA. The Consulting Agreement and the Consultant Warrant will each become effective upon Admission. The Consulting Agreement will terminate on the three-year anniversary of the date of Admission, and the Consultant Warrant will lapse, among other events, on the fifth anniversary of the end of the consultation period specified in the Consulting Agreement or, if earlier, the fifth anniversary of the termination of the Consulting Agreement.

The foregoing descriptions of the Securities Purchase Agreement, the Placing Agreement, the Warrant Instrument, the Deed of Termination, the Consulting Agreement and the MZA Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as Exhibits 4.1, 4.2, 2.1, 4.3, 4.4 and 2.2 hereto, respectively, and incorporated by reference herein.

Cash Runway

The Company believes that the anticipated net proceeds from the Fundraising, along with its existing cash resources and funding arrangements, will be sufficient to enable it to fund its operating expenses and capital expenditure requirements to January 31, 2021. The Company has based this estimate on assumptions that may prove to be wrong, and it could use its capital resources sooner than it currently expects. This estimate assumes, among other things, the approval by the shareholders of the Resolutions, the closing of the Fundraising and that the Company does not obtain any additional funding through new grants and clinical trial support, collaboration agreements or equity or debt financings.

This Form 6-K, including the exhibits hereto, does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or in any other jurisdiction.

Forward-Looking Statements

Any statements in this Form 6-K about the Company’s future expectations, plans and prospects, including but not limited to, statements about whether or not the Company will consummate the Fundraising and the anticipated use of the proceeds from the Fundraising, the AIM Delisting, the trading markets for the Company’s Ordinary Shares and ADSs, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialization of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: shareholder approval of the Fundraising and the AIM Delisting, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this Form 6-K represent the Company’s views only as of the date of this Report and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Form 6-K.

This Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232074).

EXHIBIT INDEX

Exhibit Number	Description

2.1	Warrant Instrument, dated December 6, 2019

2.2	Warrant Agreement, dated December 6, 2019, by and between the Company and MZA

4.1	Securities Purchase Agreement, dated December 6, 2019, by and among the Company and the Subscriber

4.2	Placing Agreement, December 6, 2019, by and between the Company and Nplus1 Singer Advisory LLP

4.3	Deed of Termination, dated December 6, 2019, by and among the Company, the Subscriber and Cairn Financial Advisers LLP

4.4	Consulting Agreement, dated December 6, 2019, by and between the Company and MZA

99.1	U.K. Press Release, dated December 6, 2019

99.2	U.S. Press Release, dated December 6, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: December 6, 2019	By:	/s/ Glyn Edwards
Glyn Edwards Chief Executive Officer